767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Rod Miller (212) 310-8716 rod.miller@weil.com	Weil, Gotshal & Manges LLP

October 14, 2010	VIA EDGAR
H. Christopher Owings Assistant Director Chief Executive Officer Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561 Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 1, 2010 File No. 001-33632

Dear Mr. Owings:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of Brookfield Infrastructure Partners L.P. (the “Partnership”) is the Partnership’s response to your letter dated September 23, 2010.  The Staff’s letter set forth specific follow-up comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).

Set forth below are the Partnership’s responses to the Comments, which the Partnership has requested the undersigned submit to you on its behalf.  For purposes of facilitating the Staff’s review of the Partnership’s responses to the Comments, the original comments are included at the beginning of each response.

The Partnership has also enclosed with the paper copy of this letter supplemental materials requested by the Staff or responsive to the Staff’s comments.  Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), the supplemental information is being provided to the Staff on a supplemental basis and is not to be filed or deemed a part of this response letter.

Pursuant to Rule 418(b), the Partnership hereby request that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.

The Partnership believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial harm to the Partnership and is not necessary for the protection of its investors.

Please call the undersigned when the Staff has completed its review and the Partnership will arrange to have the supplemental information retrieved.  The Partnership respectfully reserves the right to have this supplemental information returned to the Partnership at an earlier date.

As noted below, the Partnership has supplied the requested clarification or agreed to change or supplement the disclosure in its future filings, as the case may be.  The Partnership’s agreement to change or supplement the disclosure in its filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure of its filings, and not because the Partnership believes its historical filings are materially deficient or inaccurate.  Accordingly, any changes implemented in subsequent filings should not be taken as an admission that prior disclosures were in any way deficient.  It should also be noted that the Partnership has adopted International Financial Reporting Standards as issued by the International Accounting Standards Board  (“IFRS”) with an effective transition date of January 1, 2009 and intends to prepare its first annual financial statements in accordance with IFRS for the year ended December 31, 2010.  Consequently, in preparing disclosures to be provided in future filings, the Partnership has drafted such disclosures considering the relevant and applicable requirements of IFRS.

General

1.
We note that the certifications in exhibits 12.1 and 12.2 are signed by the CEO and CFO of Brookfield Infrastructure Group Corporation; however, this corporation is not described in the filing.  Please describe this corporation in the filing, including Item 7.B, and explain to us why this is the appropriate entity reflected in the certifications.

The Partnership advises the Staff that, as described on pages 89 and 91 of the Form 20-F under, “Item 6.A. – Directors and Senior Management – Our Management,” as required by law, its limited partnership agreement provides for the management and control of the Partnership by a general partner rather than a board of directors and officers.  The Partnership’s managing general partner, Brookfield Infrastructure Partners Limited, serves as the Partnership’s general partner and has a board of directors but does not have any employees.  Instead, members of the senior management of Brookfield Asset Management Inc. (“Brookfield”) and other individuals from Brookfield’s global affiliates are drawn upon to provide the Partnership with management services.  Furthermore, as described on page 104 of the Form 20-F under, “Item 7B – Related Party Transactions – Services Provided under Our Master Services Agreement”, pursuant to the Master Services Agreement, Brookfield Infrastructure Group Corporation (the “Manager”) provides the Partnership with these management services.

The Partnership advises the Staff that Samuel Pollock, in his capacity as the Chief Executive Officer of the Manager, and John Stinebaugh, in his capacity as the Chief Financial Officer of the Manager, are the persons who perform the functions of the Partnership’s principal executive officer and principal financial officer, respectively.  The Partnership acknowledges the Staff’s comment, and will include similar disclosures in future filings, including Item 7.B.

Selected Financial Data, page 6

2.
We note you have provided Selected Financial Data for Brookfield Infrastructure L.P. as opposed to the Brookfield Infrastructure Partners, L.P.  If you choose to include Selected Financial Data of your equity investee, the presentation should be a supplement to Selected Financial Data of the Brookfield Infrastructure Partners, L.P. required by Item 3A of Form 20-F.  Please revise to provide Selected Financial Data of Brookfield Infrastructure Partners, L.P.

The Partnership’s sole material asset is a 59% limited partnership interest in Brookfield Infrastructure L.P. (“BILP”), which is accounted for using the equity method.  The Partnership advises the Staff that, as stated at page 6 of the Form 20-F, it believes that the financial statements of BILP are more relevant than the Partnership’s because they present the financial position and results of the Partnership’s underlying operations in greater detail.  This presentation is also consistent with the presentation provided in the Partnership’s Registration Statement on Form 20-F that was previously subject to Staff review.  The Partnership believes that this presentation continues to be appropriate given that the overall structure of the Partnership’s operations remain consistent with those in place at the time such registration statement was declared effective.

The Partnership acknowledges the Staff’s comment and, in future filings, will provide selected financial data of the Partnership in addition to BILP.

3.
The amount you have presented here for Selling, General and Administrative expenses for the year ended December 31, 2007 does not agree to the comparable amount presented in the Consolidated and Combined Statements of Operations of Brookfield Infrastructure L.P.  Please ensure in future filings that Selected Financial Data agrees to your financial statements.

The Partnership acknowledges the Staff’s comment and, in future filings, will ensure that its selling, general and administrative expenses specifically, as well as its selected financial data generally, agree to its financial statements.

4.
Please explain to us why you have only presented Selected Financial Data for three fiscal years as opposed to five fiscal years for Brookfield Infrastructure L.P.  In this regard, if you choose to include Selected Financial Data for your equity investee, please revise to include the five most recent financial years including any predecessor periods.  Refer to Item 3A. of Form 20-F.

The Partnership advises the Staff that it has presented selected financial data for BILP for three fiscal years rather than five fiscal years because BILP’s predecessor financial statements for the years ended December 31, 2006 and 2005 were prepared on a basis that is inconsistent with the Partnership’s current basis of presentation.  The predecessor of BILP was the Infrastructure Division of Brookfield Asset Management (the “Infrastructure Division”).  The Infrastructure Division’s historical financial statements comprised the combined financial statements of each of the infrastructure operations within the Infrastructure Division that were contributed by Brookfield to the Partnership as part of the spin-off transaction in 2007 (the “Spin-Off”), on a 100% basis.  This basis of presentation was determined appropriate in consultation with the Staff prior to the Spin-Off, subsequent to a request to the Staff for pre-clearance.  Consequently, the historical financial statements for periods prior to 2007 are inconsistent with the method currently used.

Given the basis of the 2006 and 2005 financial statements, the Partnership advises the Staff that inclusion of such data would not provide meaningful information to an investor.

Furthermore, due to the Partnership’s first-time adoption of IFRS, its selected financial data will, in accordance with Item 3A, only be presented for two years in the Partnership’s next Annual Report on Form 20-F for the fiscal year ended December 31, 2010.  Consequently, selected financial data for years ended December 31, 2008 and earlier will no longer be required to be presented.

5.
Please expand your disclosure to also include a reconciliation of per unit adjusted net operating income to the GAAP financial measure of net income per unit.  Please refer to Item 10(e) of Regulation S-K.

The Partnership acknowledges the Staff’s comment and advises the Staff that the Partnership now utilizes funds from operations (“FFO”), rather than adjusted net operating income, as its non-GAAP measure of profitability.  Although effectively the same measure, the Partnership considers FFO to be a more precise representation of how the Partnership evaluates the performance of its underlying operations.  The Partnership will, in future filings, ensure to include a reconciliation of per unit FFO to the GAAP financial measure of net income per unit.

The following is an example of the Partnership’s intended presentation of the reconciliation of per unit FFO to net income for the years ended December 31, 2009, 2008 and 2007 for its future filings:

	Years Ended December 31, (Expressed in U.S. Dollars)
	2009	2008	2007
Per unit net income	1.00	0.72	0.31
Per unit depreciation and amortization	1.13	1.40	0.25
Per unit deferred taxes	(0.69)	(0.38)	(0.22)
Per unit performance fee per unit	—	(0.33)	0.08
Per unit unrealized losses on derivative instruments	0.43	0.10	—
Per unit other non-cash items	0.59	0.03	(0.08)
Per unit FFO	$ 2.46	$ 1.54	$ 0.34

Risk Factors, page 7

6.
Please delete the second sentence in the first paragraph in which you state that other risks and uncertainties that you do not know about or that you believe are immaterial may also adversely impact your business, financial condition, results of operations or the value of your unitholders’ units.  Please note that all material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

The Partnership acknowledges the Staff’s comment and, in future filings, will not include any references to risks that are not material. The Partnership advises the Staff that all material risks are disclosed in the Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

7.
We note your MD&A is based on the financial position and results of Brookfield Infrastructure L.P.’s operations for the three years ended December 31, 2009.  If you choose to provide MD&A of your equity investee, the presentation should be a supplement to MD&A of Brookfield Infrastructure Partners, L.P. required by Item 5 of Form 20-F.  Please revise.

The Partnership’s sole material asset is a 59% limited partnership interest in BILP, which is accounted for using the equity method.  The Partnership advises the Staff that, as stated at page 6 of the Form 20-F, it believes that the financial statements of BILP are more relevant than the Partnership’s because they present the financial position and results of the Partnership’s underlying operations in greater detail.  This approach is consistent with the approach undertaken by the Partnership in its Registration Statement on Form 20-F that was previously subject to Staff review.

As any changes in the Partnership’s financial position and results of operations would only constitute a more summarized level of the disclosure already provided for BILP, the Partnership historically had concluded that it would not provide material incremental information to its investors.  However, the Partnership acknowledges the Staff’s comment and, in future filings, will provide disclosure regarding the Partnership’s financial position and results of operations in addition to BILP’s financial position and results of operations.

Results of Operations, page 64

8.
Please revise to describe all material increases or decreases in your results of operations. In this regard we note that you have not discussed changes in your income tax expense or deferred tax recovery (expense).

The Partnership acknowledges the Staff’s comment and, in future filings, will continue to ensure that a complete description of any and all material increases or decreases are included within, “Item 5. Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For the Staff’s reference, the income tax expense recorded by the Partnership for the year ended December 31, 2009, relates to cash taxes of $18.6 million that were paid upon close of the sale of

Transmissoras Brasileiras De Energia (“TBE”).  The Partnership respectfully draws the Staff’s attention to the fact that when discussing the Partnership’s results for 2009, discussion is made of the gain on the sale of TBE and noted that it was an after-tax gain.  Excluding this impact, the variance in income tax expense is immaterial to the Partnership.

9.
We note you present total assets and net debt by segment.  We assume this includes your proportionate share of the total assets and net debt of your unconsolidated subsidiaries that are accounted for by the equity method of accounting.  In this regard, we note you have not included comparable data in your segment footnote to the financial statements.  Please expand your disclosure to clarify the basis of your presentation for your investors.

The Partnership confirms that the total assets and net debt by segment represents its proportionate share of the total assets and net debt of its unconsolidated subsidiaries that are accounted for using the equity method of accounting.

The Partnership acknowledges the Staff’s comment, however, and, in future filings will include this clarification.

10.
We note your discussion of ANOI by segment and for Transelec, Ontario Transmission, and your newly acquired utilities assets on pages 65 and 68.  We also note you refer to ANOI for social infrastructure operations on page 76.  As these are at lower levels than your consolidated ANOI, we do not see where you have met the requirements for non-GAAP financial measure disclosures. Please revise to include all disclosures as required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP financial measure you disclose.

The Partnership acknowledges the Staff’s comment and, in future filings, will ensure any discussion of ANOI at a level lower than the segment level will include the appropriate disclosure with respect to non-GAAP financial measures.  However, as previously noted, the Partnership advises the Staff that it now utilizes FFO, rather than adjusted net operating income, as its non-GAAP measure of profitability.

11.
Your table presenting the components of corporate and other on page 75 reconciles to $(21.3) million or ANOI by segment as presented on page 65.  Please revise to include a table reconciling to $3.5 million or net income by segment presented on page 65.

The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that a reconciliation of adjusted net operating income to net income for the corporate and other segment is provided on page F-31 of the Form 20-F in the notes to the financial statements of BILP.  In future filings, the Partnership will include a reconciliation of adjusted net operating income to the GAAP financial measure of net income for the corporate and other segment in the Management Discussion and Analysis of Financial Condition and Results of Operations section of its Form 20-F.

The following is the Partnership’s intended presentation of such reconciliation for its future filings:

The following table presents the components of Corporate and other for the years ended December 31, 2009, 2008 and 2007:

	For the years ended December 31, (Expressed in millions of U.S. dollars)
	2009	2008	2007
Net income by segment
General and administrative costs	$(7.8)	$(7.0)	$ —
Base management fee	(10.2)	(7.0)	—
Financing costs	(5.0)	(3.1)	—
Corporate expenses	(23.0)	(17.1)	—
Contribution from social infrastructure investments	1.7	—	—
Funds from operations	$(21.3)	$(17.1)	$ —
Unrealized gains on derivative instruments	2.4	—	—
Deferred taxes and other	22.4	(1.5)	8.4
Net (loss) income	$3.5	$18.6	$8.4

Capital Resources and Liquidity, page 76

12.	Please revise to include a statement that, in your opinion, the working capital is sufficient for your present requirements. Refer to Item 5.B.1 of Form 20-F.

The Partnership advises the Staff that, in the Partnership’s opinion, its working capital is sufficient for its present requirements.  The Partnership also acknowledges the Staff’s comment and, in future filings, will include a similar statement, if appropriate.

13.
Please disclose in more detail any material commitments for capital expenditures or expected uses of your capital resources and liquidity such as for future capital expenditures or acquisitions.  Refer to Item 5.B.3 of Form 20-F.

The Partnership advises the Staff that all of its material commitments for capital expenditures and expected uses of capital resources and liquidity are described on pages 76-78 of the Form 20-F.  The Partnership further advises the Staff that capital expenditures are made by associates and therefore are not commitments to the Partnership.

The Partnership acknowledges the Staff’s comment and, in future filings, will continue to describe any material commitments for capital expenditures or expected uses of its capital resources and liquidity.

Contractual Obligations, page 83

14.
Please explain to us if you have any other contractual obligations other than the base management fee.  We note in other parts of your Form 20-F you have discussed long-term debt and interest on that debt.  Please revise or explain to us why these items are not included in this section and revise your disclosure to clarify the basis of your presentation.

The Partnership acknowledges the Staff’s comments and advises the Staff long-term debt will prospectively be included in its discussion of its contractual obligations in future filings.

An example of the disclosure to be provided is as follows:

The Partnership’s wholly-owned subsidiary, Great Lakes Power Limited, holds long-term debt of $114.0 million with a fixed interest rate of 6.60% maturing in 2023.  Long-term debt held by the Partnership’s consolidated subsidiaries is non-recourse to the Partnership.

15.	Please revise to clarify if you, Brookfield Infrastructure Partners L.P., pay the management fee or if Brookfield Infrastructure L.P. pays the management fee.

The Partnership advises the Staff that BILP pays the management fee.  The Partnership will clarify, in future filings, that BILP pays the management fee.

Critical Accounting Policies, page 83

16.
Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly throughout your Form 20-F.

The Partnership acknowledges the Staff’s comment and respectfully advises the staff that all references to U.S. GAAP standards in the consolidated and combined financial statements of BILP and the Partnership reference the appropriate section of the FASB Accounting Standards Codification.  In future filings, the Partnership will ensure that throughout its Form 20-F, the Partnership will refer to the appropriate section of the FASB Accounting Standards Codification when references to U.S. GAAP standards are made.  However, as previously noted, the Partnership advises the Staff that it adopted IFRS as of January 1, 2010 and, consequently, the Partnership does not anticipate making frequent references to U.S. GAAP standards.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures, page 166

17.
We note your statement that management does “not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”  Please confirm to us and revise the first paragraph in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures arc effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Refer to Section II.F4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

For purposes of the Form 20-F, the Partnership confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that its principal executive officer and principal financial officer concluded that the Partnership’s disclosure controls and procedures are effective at the reasonable assurance level.

The Partnership acknowledges the Staff’s comment and, in future filings, will state that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives.  The Partnership will continue to report on the conclusions of its principal executive officer and principal financial officer as to whether the controls are effective at that reasonable assurance level.

Financial Statements of Brookfield Infrastructure Partners, L.P., page F-1

18.	Please revise to include a description of the rights and privileges associated with your partnership units as required by ASC 505-10-5-3.

The Partnership notes that the material rights and privileges associated with its partnership units are described in the Form 20-F under, “Item 10.B – Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement.”

The Partnership acknowledges the Staff’s comment and, in future filings, will include similar disclosure related to the rights and privileges associated with its partnership units in the notes to its financial statements.

19.
We note that you are a limited partnership and hold a 59% interest in Brookfield Infrastructure L.P.  We also note that Brookfield Infrastructure L.P. is a limited partnership and holds investments in various other entities.  Please explain to us how you determined which entities to include financial statements for under Item 3-09 of Regulation S-X.  Please include in your response your significance tests calculations.  Reference is made to Rule 3-09 of Regulation S-X and SAB Topic 6.K.4.a.

The Partnership acknowledges the Staff’s comment and notes that Rule 3-09 of Regulation S-X (“Rule 3-09”) requires that the Partnership provide separate annual financial statements for each significant method investee for which either the income or the investment test set forth in Rule 1-02 of Regulation S-X exceeds 20%.  In performing this analysis, the Partnership considers the significance of both its equity method investments, as well as its lower-level equity method investments held indirectly by BILP, in accordance with paragraph 2405.6 of the Division of Corporation Finance Financial Reporting Manual.

The Partnership’s analysis and significance tests’ calculations are based on the financial statements prepared as at and for the year ended December 31, 2009.  The Partnership determined that separate financial statements for the Form 20-F would be required for Prime Infrastructure Holdings Ltd. (“Prime”), Island Timberlands, Longview, ETC Holdings and Brookfield Global Timber Fund.

In addition, the Partnership advises the Staff that in a letter dated July 23, 2010, the Staff granted the Partnership relief under Rule 3-09 relating to Prime and did not object to the Partnership filing an amendment to the Form 20-F of comparative annual financial statements of Prime for the years ended June 30, 2010.

The Partnership advises the Staff that its significance tests’ calculations and the relevant excerpts from Regulation S-X are being provided under separate cover.

The Partnership also respectfully advises the Staff that given the significance of these equity method investments, the disclosure required by Rule 4-08(g) of Regulation S-X is included in the notes to the financial statements of the Partnership and BILP on pages F-12 and F-25, respectively, of the Form 20-F.

Financial Statements of Brookfield Infrastructure L.P., page F-14

Consolidated and Combined Statements of Retained (Deficit) Earnings, page F-18

20.	Please explain to us the nature of your adjustment related to acquired entity.

The Partnership advises the Staff that the adjustment is related to the acquisition of Ontario Transmission (“Ontario T”).  Ontario T was acquired by BILP from Brookfield Renewable Power Inc., an entity under the common control of Brookfield. The transaction was, therefore, accounted for as a transfer between entities under common control, and, as a result, the assets and liabilities of Ontario T were recorded in the books of BILP at their historical carrying amounts for all periods presented.  Upon its consolidation, the previous equity in Ontario T was adjusted against BILP equity.  In the absence of sufficient BILP additional-paid-in-capital, this adjustment was recorded against retained earnings.

Consolidated and Combined Statements of Cash Flows, page F-19

21.
Please explain to us what is included within the line item Change in non-cash working capital.  Please further explain to us why you believe it is appropriate to net these items together as opposed to presenting each item or revise your presentation.  Please refer to ASC 230-10-45-29.

The Partnership advises the Staff that the components within its balance of non-cash working capital are considered to be both quantitatively and qualitatively immaterial, both individually and in the aggregate.

Note 2.  Summary of Accounting Policies, page F-20

Foreign Currency Translation and Transactions, page F-22

22.
We note you state gains or losses on the translation of the financial statements are included in the statement of operations.  Please revise to more clearly explain your accounting policy including adjustments to other comprehensive income (loss).  Please refer to ASC-830-10.

The Partnership acknowledges the Staff’s comment and, in future filings, will expand its disclosure with respect to the Partnership’s policy with respect to foreign currency translation and transactions.  As the Partnership adopted IFRS commencing January 1, 2010, the Partnership will disclose its policy with respect to foreign currency translation and transactions in accordance with, “IAS 21 – The Effects of Changes in Foreign Exchange Rates” and “IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.”

The following is an example of the Partnership’s intended disclosure for its future filings:

Foreign currency transactions

Transactions in foreign currencies are translated into U.S. dollars at the foreign exchange rate ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into U.S. dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement.  Non-monetary assets and liabilities in a foreign currency are translated into U.S. dollars using the exchange rate at the date of the transaction.

Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into U.S. dollars at foreign exchange rates ruling at the balance sheet date. The revenue and expenses of foreign operations are translated into U.S. dollars at an average rate for the period where this rate approximates the respective foreign exchange rates ruling at the dates of the transactions. Gains and losses arising from translation into U.S. dollars are recorded as other comprehensive income.

Note 9.  Income Taxes, page F-29

23.	Please revise to provide the disclosures required by ASC-740-10-50. In this regard we note that you have only discussed the deferred tax recovery for 2007.

The Partnership acknowledges the Staff’s comment and, in future filings, will expand its disclosure with respect to income taxes.

An example of the disclosure to be provided is as follows:

BILP is a Bermuda exempted limited partnership under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda and

generally does not incur any income tax.  As of December 31, 2009, the Partnership’s deferred tax asset of $13.0 million (2008 - $13.0 million) arose on the initial formation of BILP as a result of the initial tax costs being lower than the initial book value of certain investments.  The balance remains unchanged since its initial formation.  The deferred tax liability of $7.5 million (2008 - $5.8 million) relates to timing differences arising from the Partnership’s wholly-owned subsidiary, Ontario Transmission.

Current income tax expense in 2009 resulted primarily due to income tax of $18.6 million paid on the sale of the Partnership’s minority interest in TBE as discussed in Note 11 to the financial statements of BILP.  In addition, as a result of the sale of the Partnership’s minority interest in TBE, the deferred tax liability of $4.6 million recognized due to differences in the initial book and tax values of TBE was released as a deferred tax recovery in 2009.

As previously noted, the Partnership advises the Staff that it intends to prepare it first annual financial statements in accordance with IFRS for the year ending December 31, 2010.  Accordingly, the Partnership will include in future filings similar disclosure including, to the extent material, any disclosure that is required under, “IAS 12 — Income Taxes”.

Note 11.  TBE Divestiture and Derivatives and Hedging, page F-29

24.
We note you have disclosed you hold certain instruments for risk management purposes but you do not appear to have discussed their impact on the financial statements, provided information for readers to understand the volume of those instruments, or your objectives for holding those investments.  Please expand your disclosure accordingly.  Refer to ASC-815-10-50.

The Partnership acknowledges the Staff’s comment and advises the Staff that the Partnership only has one derivative contract that was entered into with a notional value of £8m, the purpose of which was to hedge a future additional investment in its Peterborough PPP asset.  Re-measurement of this derivative to fair value resulted in a loss of $0.3 million, which is considered to be both quantitatively and qualitatively immaterial.  The Partnership will prospectively assess the need to provide disclosure similar to that required by ASC 815-10-50 under IFRS.

Note 12.  Preferred Shares, page F-29

25.
Please expand your disclosure to identify the entity that issued the preferred shares as well as any other pertinent rights and privileges associated with the preferred shares.  Further, please advise us or revise to indicate whether the 6% preferential dividend is cumulative.

The Partnership acknowledges the Staff’s comment and, in future filings, will identify the entity that issued the preferred shares as well as any other rights and privileges associated with the preferred shares.

The Partnership advises the Staff that the 6% preferential dividend is cumulative.

The following is an example of the Partnership’s intended disclosure for its future filings:

As at December 31, 2009 Brookfield Infrastructure Holdings Inc, Brookfield Infrastructure Corporation, and BIP Bermuda Holdings I Limited (wholly-owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 200,000 and 400,000 preferred shares, respectively, for proceeds of $5 million, $5 million and $10 million respectively.  Each preferred share is non-voting preferred and is redeemable at $25 per share together with any accrued and unpaid dividends at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions, and that entitle the holder thereof to a fixed cumulative 6% preferential cash dividends payable quarterly as and when declared by the issuer’s board of directors.

Financial Statements of Island Timberlands Limited Partnership, page F-39

Consolidated Statements of Partners’ Equity, page F-43

26.
We note that you have only provided a statement of changes in partnership equity for the limited partners and that pertaining to the general partner for 2009.  In 2008 and 2007 you provided the statement based on total partners’ equity.  Please revise to provide a statement of changes in partnership equity for each ownership class for each period for which you have included a statement of operations.  Please refer to SAB Topic 4-F.

The Partnership acknowledges the Staff’s comment and advises the Staff that, given the size and static nature of the general partner interest, it considered separate presentation of the general partner interest for the years ended December 31, 2008 and 2007 not to be material.  In future filings, the Partnership will ensure to include a statement of changes in partnership equity based on each ownership class for each period for which it has included a statement of operations.

The following is an example of the Partnership’s intended presentation of such statement of changes for its future filings:

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

	Years ended December 31, 2009, 2008 and 2007, (Expressed in thousands of U.S. dollars)
	2009			2008			2007
	Limited Partners	General Partner	Total	Limited Partners	General Partner	Total	Limited Partners	General Partner	Total
Partners’ equity beginning of year	$470,450	$6	$470,456	$433,388	$6	$433,394	$452,122	$6	$452,128
Net income	5,860	—	5,860	42,285	—	42,285	20,477	—	20,477
Transitional adjustment	—	—	—	—	—	—	(23)	—	(23)
Distribution of proceeds from Strathcona Helicopters Ltd.	(559)	—	(559)	(223)	—	(223)	—	—	—
Distributions	—	—	—	(5,000)	—	(5,000)	(39,188)	—	(39,188)
	$475,751	$6	$475,757	$470,450	$6	$470,456	$433,388	$6	$433,394
Accumulated other comprehensive income	5,210	—	—	5,269	—	5,269	5,376	—	5,376
Partners’ equity end of year	$480,961	$6	$480,967	$475,719	$6	$475,725	$438,764	$6	$438,770

Financial Statements of Longview Timber Holdings Corp., page F-60

Consolidated Balance Sheets, page F-62

27.	Please revise to present separate captions on the face of the balance sheet for preferred stocks, common stocks, and other items of shareholders’ equity. Refer to Item 5-02 of Regulation S-X.

The Partnership considers the balance of its preference shares (with an aggregate carrying amount of $125,000) to be immaterial to present as a separate caption on the face of the balance sheet.  In addition, given the number and terms of the authorized and issued preferred shares that are disclosed in Note 14 to the financial statements on page F-79 of the Form 20-F, the Partnership previously concluded that it was not necessary to present the preferred shares on the face of the balance sheet.

The Partnership acknowledges the Staff’s comment and, in future filings, will expand its disclosure with the respect to the equity section of the balance sheet.  As the Partnership adopted IFRS commencing January 1, 2010, the Partnership will ensure its disclosure with respect to the equity section of the balance sheet is in accordance with, “IAS 1 –Presentation of Financial Statements.”

The following is an example of the Partnership’s intended presentation of the equity section of the balance sheet for the years ended December 31, 2009 and 2008 for its future filings:

	Years Ended December 31, (Expressed in thousands of U.S.dollars)
	2009	2008
Non-controlling interests	$ 9,856	$ 10,679
Shareholders’ equity:
Common Shares	804,460	658,112
Preferred Shares	125	125
Total equity	$ 814,441	$ 668,916

Note 16.  Fair Value Measurements, page F-81

28.	Please advise us or revise to disclose the fair value of your debt and the means by which you determined the fair value of your debt. Refer to ASC 825-10-50-10.

The Partnership acknowledges the Staff’s comment and, in future filings, will disclose the fair value of its long-term debt, the method and significant assumptions used to estimate the fair value of its long-term debt and a discussion of any changes in the method or significant assumption used to estimate the fair value of its long-term debt.  As the Partnership adopted IFRS commencing January 1, 2010, the Partnership will ensure its disclosure with respect to the fair value of its debt is in accordance with, “IFRS 7 – Financial Instrument Disclosures.”

The following is an example of the Partnership’s intended presentation of the fair value of its long-term debt for the years ended December 31, 2009 and 2008 for its future filings:

	Years Ended December 31, (Expressed in millions of U.S. dollars)
	2009		2008
	Carrying Amount	Fair value	Carrying Amount	Fair value
Long-term debt	1,070	1,044	1,070	1,055

The fair value of the Partnership’s long-term debt is estimated based on the discounted cash flow valuation technique for non-publicly traded debt using current interest rates for similar instruments with equivalent credit quality for the years ended December 31, 2009 and 2008.

***

The Partnership, in response to the request contained in the Comments, hereby acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8716.

Very truly yours,

/s/ Rod Miller
Rod Miller

cc:	Sam Pollock John Stinebaugh